Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following entities are wholly owned subsidiaries of Riptide Worldwide, Inc. or wholly owned by the subsidiaries indicated

Subsidiary	Doing Business As	State of Incorporation

Riptide Software, Inc.	Riptide Software	Florida

RTWW Business Services, Inc.	RTWW Business Services	Florida

RSSI Corporate Services, Inc.	RSSI Corporate Services	Delaware

IP Holding Company of Nevada, Inc.	Inactive	Nevada

Shea Development Acquisition No. 4 Corp.	Inactive	Nevada

Bravera Mobile Enterprises, Inc.	Inactive	Delaware

Information Intellect, Inc.	Information Intellect	Georgia

Energy Technology Group, Inc. (Wholly owned subsidiary of Information Intellect, Inc.)	Energy Technology Group or MeterMesh	Texas

Energy Technology Group of Texas (Wholly owned subsidiary of Energy Technology Group, Inc.)	Inactive	Texas